Mail Stop 3561

February 8, 2007

Via US Mail and Facsimile

Mr. Massimo Branda
Head of Administration, Tax and
 Corporate Affairs
Benetton Group S.p.A.
Via Villa Minelli 1
31050 Ponzano Veneto
TV, Italy

> **Re:** **Benetton Group S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed June 27, 2006**
> **Form 6-K filed October 10, 2006**
> **File No. 001-10230**

Dear Mr. Branda:

We have reviewed your response letter dated January 31, 2007 and have the following additional comments.

General

1. We note that in your response letter dated January 31, 2007, you state that you started negotiation in 2006 for the purchase of a building in Iran that will require your investment of approximately $25 million. Please advise us whether the building will be purchased from the Iranian government or parties affiliated with or controlled by the Iranian government. Discuss whether, and the extent to which, the Iranian government or entities controlled by it will receive fees or other monies in connection with the transaction. Tell us what portion of your $25 million investment, if any, will go to the Iranian government or entities controlled by it. We may have further comment.

Note 27. Supplementary information

Retirement benefit obligations

2. We note your response to prior comment 11 in our letter dated December 22, 2006. Please include in your disclosure in future filings the amount of actuarial gains and losses for each period presented.

Operating lease contracts

3. We note your proposed disclosures in response to prior comment 13. Please also include the amount of contingent rent recognized for each period presented.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR as a correspondence file.

You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact Jack Guggenheim at (202) 551-3523 with questions about the general comments. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief